Filed by Wright Medical Group, Inc.

pursuant to Rule to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No. 001-35823

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EDITED TRANSCRIPT

WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

EVENT DATE/TIME: OCTOBER 27, 2014 / 9:30PM GMT

OVERVIEW:

WMGI announced that it entered into a definitive agreement with Tornier under which they will combine in an all-stock transaction with a combined equity value of approx. $3.3b.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

CORPORATE PARTICIPANTS

Julie Tracy Wright Medical Group Inc - Chief Communications Officer

Bob Palmisano Wright Medical Group, Inc. - President & CEO

Dave Mowry Tornier - President & CEO

Lance Berry Wright Medical Group, Inc. - SVP & CFO

CONFERENCE CALL PARTICIPANTS

Chris Pasquale JPMorgan - Analyst

Bob Hopkins BofA Merrill Lynch - Analyst

Joanne Wuensch BMO Capital Markets - Analyst

Larry Biegelsen Wells Fargo Securities, LLC - Analyst

Matt O’Brien William Blair & Company - Analyst

Matt Miksic Piper Jaffray & Company - Analyst

Jeff Johnson Robert W. Baird & Company, Inc. - Analyst

Matt Taylor Barclays Capital - Analyst

Richard Newitter Leerink Partners - Analyst

Glenn Novarro RBC Capital Markets - Analyst

Raj Denhoy Jefferies & Company - Analyst

Mike Matson Needham & Company - Analyst

Jason Wittes Brean Capital, LLC - Analyst

Mark Landy Summer Street Research Partners - Analyst

PRESENTATION

Operator

Ladies and gentlemen, welcome and thanks for joining Wright Medical and Tornier agree to merge. My name is Ryan. I’ll be the operator on the event.

And at this time all participants are in listen-only mode. Later, we will be opening the lines to facilitate questions and answers.

(Operator Instructions)

And as a reminder, we are recording the event for replay.

And now I will turn the call over to Ms. Julie Tracy.

Julie Tracy - Wright Medical Group Inc - Chief Communications Officer

Thank you, and good afternoon, everyone.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Welcome to this conference call to discuss today’s announcement that Wright and Tornier have entered into a definitive agreement to combine businesses. We appreciate you joining us. I am Julie Tracy, Wright’s Chief Communications Officer.

With me on the call today from Wright are Bob Palmisano, Wright’s President and Chief Executive Officer, and Lance Berry, Wright’s Chief Financial Officer. Joining us from Tornier are Dave Mowry, Tornier’s President and Chief Executive Officer, and Shawn McCormick, Tornier’s Chief Financial Officer. The agenda for this call will include an overview of the transaction from Bob Palmisano, comments from Dave Mowry, and a review of the financial terms from Lance Berry. Following our prepared remarks, we will take your questions and Bob will provide closing comments.

First, a few logistical comments. This morning — this afternoon we issued a press release and posted a slide presentation covering the transaction, both of which can be accessed on the investor relations section of Wright’s website at wmt.com and Tornier’s website at tornier.com We have additionally posted all transaction-related materials on our transaction website, www.extremitiesleader.com.

In separate press release issued today, both companies have announced third-quarter 2014 revenue results and updated revenue guidance. Both companies will provide additional details regarding the financial impact of the transaction when they report their respected third-quarter 2014 results next week.

Wright’s press release includes the non-GAAP financial measure of constant currency revenue growth. Please refer to the reconciliation of revenue, excluding the impact of currency, which appears on our website. Note further that on our Form 8-K filed today provides a detailed narrative that describes the use of this measure. We have also included on our website third-quarter 2014 pro forma revenue growth and the reconciliation of third-quarter 2013 pro forma revenues.

Before we begin, I would like to remind you that this presentation includes forward-looking statements about the proposed transaction with Tornier. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Additional information regarding these factors appears in the slide entitled Cautionary Note Regarding Forward-Looking Statements.

Information about Wright’s specific risks can be found under the heading Risk Factors in our annual report for the fiscal year ended December 31, 2013, that is filed with Securities and Exchange Commission and available at www.sec.gov and on our website at www.wmt.com. Information about risks related to Tornier can be found in the same places in their SEC filings.

The forward-looking statements in this presentation speak only as of the original date of this presentation and we under take no obligation to update or revise any of these statements.

With that introduction, it is now my pleasure to turn the call over to Bob Palmisano.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thank you, Julie, and thank you, everybody, for joining us today. I’m very pleased to have Tornier’s CEO, Dave Mowry, and CFO, Shawn McCormick, with us today.

As you know, earlier today we announced that Wright and Tornier have entered into a definitive agreement under which Wright and Tornier will combine an all stock transaction. This is a big moment for us as a combination of our two businesses will create a premiere high-growth extremities biologics company. We believe that our combined Company will have a comprehensive extremity and biologics product portfolio and broad global reach.

The transactions will further accelerate growth opportunities in three of the fastest growing areas of orthopedics, leveraging our global strengths of product brands and, with Tornier, we will add significant scale and scope to provide an accelerated path to both profitability and stronger financial profile. The merger of Wright and Tornier will create a mid-sized growth company uniquely positioned with leading technologies and

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

specialized sales forces in the fastest growing areas of orthopedics; upper extremities, lower extremities, and biologics. The highly complement restraints of the two businesses will significantly increase the combined Company’s diversity and scale without diluting our focus.

That leadership will be further enhanced by the announcement we made today that we received an approval letter from US Food and Drug Administration for Augment bone graft, which will add an additional depth to what one would be the most comprehensive extremity product portfolios in the industry, as well as providing a platform technology for future product development. This is a major milestone for our Company and paves the way for commercialization in the US and further underscores our strength in biologics. Augment is expected to be a significant catalyst, a meaningful new future growth driver for our business.

The approval letter indicates the FDA determined Augment bone graft to be safe and effective as an alternative to auto graft for ankle and/or hind fusion indications and is approval subject to customary pre approval facility inspections. We will work swiftly to address the inspection requirements set forth in the approval letter which we view as routine and expect our US Foot and Ankle commercial team to be ready to launch immediately upon final approval.

I’ll now briefly cover our third-quarter revenue results that we announced today. Our third-quarter results, including total ankle, were impacted by softer than anticipated results in our core US foot and ankle business and in our international business. We fell a bit short of our original expectations primarily due to two issues, both of which have moved to — we have moved to correct.

First, the rate of progress in our US business is slower than we originally anticipated, and we’ve taken steps to improve sales execution by increasing focus on our core product categories. Additionally, we anticipate a more meaningful contribution in the coming quarters from sales reps and products acquired earlier this year.

Second, in our international business, demand remains strong but product mix has fluctuated, which has made supply planning challenging. Late in the quarter we were unable to fill some international distributors’ orders, which resulted in unanticipated back orders and revenue shortfall.

In addition, currency rates moved negatively during the quarter. Accordingly, we are updating our revenue guidance for the year to account for these developments, as well as any potential distraction related to today’s announcement regarding our transaction with Tornier.

We exited the quarter on a strong trajectory and we think we are off to a good start in Q4. We will provide you with more detail on our Q3 results on our call next week on November 5, 2014.

With that introduction, let me now invite Dave to share a few words on the transaction from the Tornier perspective. Dave.

Dave Mowry - Tornier - President & CEO

Thank you, Bob.

First, I want to echo Bob’s enthusiasm for this merger and what it represents for our two companies. As a standalone business, Tornier has a vision of becoming the number one extremities company in the world.

This strategic combination significantly accelerates the path to this goal. I am confident that together we will provide significant benefits and value for our customers, patients, employees, distribution partners, and shareholders. This transaction will provide Tornier shareholders with a premium while allowing the continued participation in the up side potential of the combined organization.

We believe Wright is the ideal partner for Tornier as our approach to business closely matches and complements Wright’s in the areas of extremity market focus, product innovation, sales channel optimization, and international market expansion. As noted in our press release regarding our third-quarter revenue performance, Tornier achieved very strong revenue growth in the quarter, reflecting the continued execution across our key initiatives.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

In the third quarter, revenues increased 14.9% as reported and 14% in a constant currency over the third quarter of 2013, driven by over 20% growth in both our shoulder and ankle arthritis product categories. We are excited about the opportunity to carry this positive momentum forward into our fourth quarter and ultimately into the combined businesses.

Like Wright, Tornier is focused on growth by providing superior solutions to surgeons treating orthopedic extremity injuries and disorders. Over the past 18 months, Tornier has remained focused and completely aligned around the execution of a few key initiatives. This focus has allowed Tornier to transform our US sales channel, position our international business for further expansion, and prime our product development pipeline for sustained above market growth.

By joining our portfolio with Wright’s highly complementary offering, the combined Company will be able to address three of the fastest growing areas in orthopedics. Together, we will provide extremity surgeons with a broader portfolio of offerings designed to improve patient care and surgical performance.

Additionally, we have recognized that the complementary OUS international footprints will allow the combined businesses to move to more fully utilize the collective strengths of our international sales channels to further increase our international presence and global revenue growth. The combination of Wright and Tornier marks an exciting next chapter in both our companies’ journeys and represents a terrific opportunity to accelerate our long-term goal of becoming the industry leader in extremities and biologics.

Before turning the call back to Bob, I want to express my deep appreciation to Tornier’s talented and dedicated employees and distribution partners around the world. We believe employees will benefit from being part of the combined Company, with the depth of resources and shared commitment to delivering innovative solutions to serve specialists and improve patient outcomes. We look forward to working closely with Wright’s team over the coming months to help plan integration and ensure a seamless combination.

With that, I’ll turn the call back over to Bob.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thanks, Dave.

We believe this combination will enhance our ability to create significant shareholder value, and I am confident that together we can do even more than either of us could do as separate organizations. On the topic of our combined comprehensive upper and lower extremity product portfolio, we see a natural highly complementary fit of both businesses that retains the pure play extremity strategy. We will also have the ability to leverage portfolio breadth in extremities both upper and lower and biologics.

Traditionally, Wright has relied on its leadership in lower extremities, where as Tornier has relied on its leadership in upper extremities. It is clear that together we will be better positioned to increase our focus on the vast needs of surgeon specialists.

Additionally, our combined research and development teams will power innovation and enhance patient outcomes and expand the market. By leveraging our specialized sales force and our stronger expanded product portfolios, we will drive greater growth in what we calculate to be an $8 billion global market growing annually at roughly 8% to 10%.

Lastly, on our enhanced profitability and stronger financial profile, once integrated, we anticipate revenues for the combined businesses growing in the mid teens and adjusted EBITDA margins approaching 20% in 3 to 4 years. This is something that neither Company could do on its own and, as such, represents one of the most compelling aspects of this transaction.

Cost synergies are expected to be in the range of $40 million to $45 million, fully realized by year three, coming from public company expenses, overlapping support function, and systems cost, as well as process and vendor consolidation opportunities across the business. I’d like now to discuss the corporate structure of the Company.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

We will be called Wright Medical Group NV and will be incorporated in Netherlands. The combined Company’s US headquarters, as well as the US headquarters for the lower extremities and biologics business, will be based in Wright’s existing facility in Memphis, Tennessee, and its Augment team will continue to be based in its facility in Franklin, Tennessee. The US headquarters for the upper extremity business will be based within Tornier’s existing facility in Bloomington, Minnesota, and its US engineering center in Warsaw, Indiana.

As a merger of two similar sized companies with different domiciles, we had to choose a domicile that was best long term for the combined Company. For a number of reasons, both companies agreed that maintaining Tornier’s domicile best supported the growth strategies driving the merger. Over the long term, the structure will provide the Company with more accessible cash flow, enhancing our ability to innovate and grow and creating long-term shareholder value. In addition, we expect the global structure of this planned combination will spur greater growth and employment opportunities here in the US and other international locations.

In terms of Company leadership, I will take on the role of President and CEO of the combined company, while Dave Mowry will become executive Vice President and COO. The combined Company’s Board of Directors will include five representatives from Wright’s existing Board and five representatives from Tornier’s existing Board, including Dave Mowry and myself.

I think it is important to point out that our two organizations already share a common management philosophy based on the high performance management system. This is a disciplined data-driven process by which we involve and align our teams to accomplish the organization’s objectives and vital few initiatives. We intend to take full advantage of this consistent business approach as we combine our businesses and transform the organization.

To support this transaction, we will launch a rigorous planning process to determine our path to the future and plan the details around the combination. Business continuity and a seamless customer experience are top priorities, and we are highly focused on ensuring that no business momentum is lost during the transaction and integration period. Both companies have built a deep and loyal customer base and strong brand recognition, which we will continue to leverage as we bring both companies together.

Likewise, dedicated research and development teams will power enhanced innovation across the combined product portfolio to enhance patient outcomes. We are also very appreciative of our colleagues who have worked so hard to bring our companies to this point. We look forward to blending and maximizing the best of our respective talents, capabilities, technologies, and cultures to bring to life a great new company. And, of course, this transaction is very compelling, both for Wright and Tornier shareholders.

In addition to the opportunities for accelerated growth and profitability we talked about earlier, this transaction presents the opportunity to participate in the significant up side and future growth prospects expected from a larger, stronger combined organization. We have a great deal of respect for the Tornier team and the extremities company they have built. We have also been impressed by the strategic alignment between our two companies, which certainly reinforces my view that Wright and Tornier represent a strong and compelling fit.

I would now like to pass it onto Lance who will go through the financial impact of the transaction. Lance.

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Thanks, Bob, and good afternoon, everyone.

Although there are some limitations on what we can disclose by way of financial metrics until after the transaction is completed, there is some detail I can give you today in the potential for what the merger for our two companies may represent.

This is an all stock transaction with the combined equity value of approximately $3.3 billion. Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both Wright and Tornier, each outstanding share of Wright common stock will be exchanged for 1.0309 ordinary shares of Tornier.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Upon completion of the merger, Wright shareholders will own approximately 52% of the shares of the combined Company on a fully diluted basis, and Tornier shareholders will own approximately 48%. For Tornier shareholders, the exchange ratio implies a per share value for Tornier that represents a 28% premium to Tornier’s closing share price on October 24, 2014. It should also be noted that the completion of this transaction will be a taxable event for US federal income tax purposes for Wright’s shareholders.

On the top line, the combination creates opportunities to accelerate growth and provide a much larger and stronger platform for long-term growth. The complementary strengths of the two businesses create a unique opportunity to significantly increase the diversity and scale of the business without diluting our focus. Post close, Wright will be an over $600 million revenue company split roughly 62% US and 38% international. Based on Q2 results from both companies, revenues by product category will be approximately 40% lower extremity, 38% upper extremity, and 12% sports med and biologics. Large joints will represent approximately 9% of the combined company.

As Bob said, once integrated, we anticipate revenues for the combined business growing in the mid teens and adjusted EBITDA margins approaching 20% in 3 to 4 years. We also expect to deliver pretax cost synergies in between $40 million to $45 million, fully realized by the third year after completion of the transaction. These cost synergies will be generated primarily from certain G&A savings such as eliminating redundant public company cost, overlapping support function and system cost, as well as process and vendor consolidation opportunities across the business.

The realization of these synergies is fairly straightforward and we are committed to achieving them and minimizing any disruptive impact to either organization. For the reasons Bob highlighted earlier, the Netherlands domicile is the best choice for the combined company, providing flexibility and potential long-term tax benefits. However, please note that in the near term tax rate benefits, if any, are minimal.

On the bottom line, this transaction is very attractive. Wright anticipates the transaction will be accretive to the adjusted EBITDA of the combined company in the second full year after completion post the close of the transaction.

In terms of timing, the transaction is subject to customary closing conditions, including Wright and Tornier shareholder approval and receipt of regulatory clearance. We anticipate closing this transaction in the first half of 2015.

In summary, we are very excited about the significant opportunity this transaction represents for both of our businesses.

With that, I’ll now open up the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Our first question comes through from Chris Pasquale from JPMorgan.

Chris Pasquale - JPMorgan - Analyst

Thanks.

Congratulations, everybody.

Bob, can you comment first on the timing of the transaction? In light of the Augment announcement, it would seem like Wright shares today maybe don’t reflect the full value of the franchise. So why not wait for that to work its way into the stock? And how did you think about the value of Augment in coming up with the terms of the deal?

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Yes, this was not purposely orchestrated this way, Chris. This is just kind of the way it happened. We’ve been working on this Augment appeal for a very long period of time. I keep on thinking where we were a year ago and where we are today.

And we’ve also been in conversations with Tornier for quite a long period of time. And they both seem just came together at the same time. The timing is more coincidental than purposeful.

Chris Pasquale - JPMorgan - Analyst

And in your consideration of cost synergies, I’m wondering does your accretion guidance contemplate any revenue dyssynergies from overlapping product lines that might need to be rationalized?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Chris, this is Lance.

We do expect some revenue dyssynergy. We expect in the $25 million to $30 million range, realized probably over about an 18-month period. And that’s separate from the $40 million to $45 million of cost synergies that we discussed.

Chris Pasquale - JPMorgan - Analyst

All right. Thanks.

Operator

Our next question comes through from Bob Hopkins of Bank of America.

Bob Hopkins - BofA Merrill Lynch - Analyst

Sure. Thanks very much for taking the questions.

First question I have is just your confidence level that there’ll be minimal disruption as you integrate Tornier’s obviously newly-overhauled distribution model? I hear you on the revenue dyssynergy side. But just could you talk about plans for integrating? What’s the structure going to look like long term from a distribution perspective?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I will say some words, and Dave can also pipe in.

We’re looking at having really two businesses — three businesses when you include Biologics. So on the Upper Extremity business, there is very little. Wright has very little business in that area, and that’s kind of an easy fit in Tornier. On the Lower Extremity side, there is some overlap there. But we believe that there is a lot of surgeon preference in terms of the products that they choose to use.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

The sales forces themselves, I think, can operate — at least for the future that we can visualize as they have. Maybe later there will be something different. But I think that generally speaking we see some dyssynergies. but not a lot in the Lower Extremity. We see very little dyssynergies in Upper Extremity. And Bio, particularly with Augment, is just wide open.

You want to pipe in?

Dave Mowry - Tornier - President & CEO

Bob, I think those are great comments.

I would add, Bob, that first of all I would want to remind you — and remind anybody on the call — that we’ve done a fair amount to build both the Upper and Lower Extremity channels with some risk mitigation elements in place, number one. Number two, I would suggest to you that the disruption at the rep level will be something that we will be very vigilant about not allowing to happen.

So as we put these two groups together, the intent is to protect revenue and be very thoughtful and mindful of how we combine these two teams in such a way that they can both be effective. And the end game of the organization is to grow the revenue very significantly in the Lower Extremities category.

Bob Hopkins - BofA Merrill Lynch - Analyst

Then I see you’re projecting mid-teens revenue growth for the combined Organization. I assume that’s after the dssynergies have rolled through. So maybe could you just talk about how long you think it will take before actually the combined Entity is a mid-teens grower and how long you think that disruption will last. Just looking for your view on the revenue growth rate of the Company kind of one, two, three years.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I think that in 2015 that we should be in that area of a mid-teens combined Company that’s growing in mid teens. Does that answer your question?

Bob Hopkins - BofA Merrill Lynch - Analyst

Yes. Thank you. I appreciate that. So the dyssynergies — you think you can get through those and still grow the combined Entity in the mid teens by 2015?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

I would say, Bob, post final approval of Augment. Yes.

Bob Hopkins - BofA Merrill Lynch - Analyst

And that’s expected when?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

We haven’t set a time on that. But I think if you think about the combined businesses today, with synergies but with Augment, that we haven’t given guidance. But we think that could be a very strong growth. And I think that’s what Bob is saying. You take all three of those things together, that that can be a mid-teens growth business.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Bob Hopkins - BofA Merrill Lynch - Analyst

Got it. Thanks very much.

Operator

Our next question is from Joanne Wuensch with BMO Capital Markets.

Joanne Wuensch - BMO Capital Markets - Analyst

Good afternoon and congratulations to everybody.

I have a question regarding the revenue growth rate. I am going to assume that that includes Augment?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Once approved, yes. We haven’t said when the final approval will be because we don’t exactly know. I would suspect that if you want to take a view sometime in the first half of next year, that would be very safe.

Joanne Wuensch - BMO Capital Markets - Analyst

Okay. So the growth rate in EBITDA guidance assumes that you are tapping what you estimate to be a $300 million Augment market, correct?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Yes, but we’re not going do $300 million in Augment next year, Joanne. I don’t want to let you to think that.

Joanne Wuensch - BMO Capital Markets - Analyst

And three times that. I am kidding you.

The expenses, the $40 million to $45 million, both of you have done a fair amount of sales force reorganization and for the cost alignment in that area. How much fundability do you have in, I guess, your GNA line? And how quickly can you start cutting that?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Joanne, this is Lance.

I think there are some things that are pretty easy right away, overlapping public costs and things of that nature. Some other things will take sometime, and we’ve said that it will take three years to be fully realized. I think there are some opportunities within the operations of the two businesses.

We both have certain things that we vend outside today that maybe could be manufactured in house when you look at the total combined Company and some things like that, but those will take longer to realize. You can’t just do those day one.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

We do think there are good opportunities, both near term and long term. And I think the other thing that we’ve also talked about is — and I think Dave talked about this with the sales force — our goal is going to be to not disrupt the momentum of the business. And we need to keep the revenue growing.

And we certainly need to take the costs out that we can that don’t create risk to revenue. But then otherwise, we need to be careful and make sure that we don’t disrupt the momentum.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I’d just add to that that when you look at the cost synergies, we are not really anticipating any of that coming from sales. It’s in other areas, and that the guiding principle is to maintain growth trajectory in revenue of all the products.

Joanne Wuensch - BMO Capital Markets - Analyst

If I could squeeze one more in for the Tornier management team. They beat on the third quarter and then talked the fourth quarter down. Why is that?

Dave Mowry - Tornier - President & CEO

Joanne, this is Dave. I’ll speak, and then Shawn can maybe chime in as well.

I think what we’re planning on and thoughtful of is first of all, we had a pretty significant lower comparable, if you will, in third quarter. So as we look at fourth quarter and move forward, we believe there is a lot of momentum moving into fourth quarter. However, it’s a little bit of tougher comp compared to third.

And, secondly, we just had to be thoughtful of the fact that there are some dyssynergies that are going to happen just as a result of making some of this announcement.

Joanne Wuensch - BMO Capital Markets - Analyst

Thank you.

Operator

Our next question comes from Larry Biegelsen with Wells Fargo.

Larry Biegelsen - Wells Fargo Securities, LLC - Analyst

Good afternoon. Thanks for taking the question and congratulations.

Dave, just to follow up on Joanne’s question on Q4. How should we be thinking about your business in 2015? I think in the past, you said you could grow double digits. But given Q4 guidance, should we have more modest expectations?

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Dave Mowry - Tornier - President & CEO

Larry, we’re going to cover this in much greater detail during guidance and during our earnings call coming up. And I think we can dig into some of the details. I would tell you that on a very high level, we have extreme and strong confidence in the statements we made about our growth. And we’ll continue to give you some more detail about that. But we feel good about the business.

There is going to be a little bit of potential disruption from making this announcement. We think we’ll move right through that.

Larry Biegelsen - Wells Fargo Securities, LLC - Analyst

Thanks. And then any color at this point on your plans for the large joint business?

Dave Mowry - Tornier - President & CEO

We’ve said all along, Larry, it’s a strategic decision for us to retain it because it adds cash flow; and it gives us access to certain markets. But fundamentally, it doesn’t require a lot of capital. It now represents less than 10% of the total business. And fundamentally it’s kind of a standalone business where we’ve really aligned our resource; so it’s not disruptive. We’ll look at it and challenge those questions as they come up.

Larry Biegelsen - Wells Fargo Securities, LLC - Analyst

Lastly from me. Any color on the ramp of the cost synergies year one, year two before we get to the $40 million to $45 million in (inaudible)? Thanks.

Dave Mowry - Tornier - President & CEO

Yes, Larry, I think as we get closer to close, we’ll probably have some more details around that. Today, we’re going to stick with the $40 million to $45 million over three years. Again, just with the qualitative comments that low-hanging fruit — certainly we won’t waste any time in trying to take that out of the cost structure of the business. But otherwise, we’ll be careful not to disrupt anything with revenue.

Larry Biegelsen - Wells Fargo Securities, LLC - Analyst

Thanks for taking my questions.

Operator

Our next question comes through from Matt O’Brien with William Blair.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Matt, you there?

Matt O’Brien - William Blair & Company - Analyst

Thanks. Can you hear me okay?

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Sure. Yes.

Matt O’Brien - William Blair & Company - Analyst

Okay. My apologies.

I was just hoping to start off on the FTC side of things. I know Upper Extremities, you don’t have to worry much about any issues there. Can you talk a little bit about the diligence you did between your two different foot and ankle portfolios and any risks that we may see to the need to potentially get rid of some products there, specifically on the ankle replacement side of things?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

This will have to go through the normal regulatory hurdles with the FTC. We view the business as the Lower Extremity, the total end-stage arthritis business, which is fusions, ankles — everything that goes on down there. So I think that we’re in pretty good shape.

We’ll go through the required regulatory filings, and I think that we’ll just see how it goes. I don’t think there is anything alarming that we’re looking at right now. So we feel good about where we are in not having these kinds of issues, but we’ll see.

Matt O’Brien - William Blair & Company - Analyst

Okay. So you’re not expecting any kind of need to divest or sell off any assets on the foot and ankle?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Matt, we don’t expect anything that would derail closing. And, as Bob said, our combined share of the end-stage ankle arthritis market is very small. And there are large competitors there, and there is more all the time. And we don’t see that as a big issue. We’ll go through the process and see how it works out.

Matt O’Brien - William Blair & Company - Analyst

Okay. And then as a followup. I appreciate that you have Chippewa Extremities Company now for the most part. But there are some pretty different call points between foot and ankle specialists and upper extremity specialists and the general orthopods and so on.

Can you just give us a sense — because I don’t see as much synergistic selling opportunity for the combined entity. Can you just tell me exactly where I am wrong, i.e., there are 30% of our sales with the specialists in foot and ankle with Wright. We’re not there with Tornier products or vice versa — something along those lines.

Dave Mowry - Tornier - President & CEO

Matt, I’m going to jump in on that because as you well know, Tornier already has an upper and a lower sales organization. And we have actually found that having a presence in both upper and lower allows us some access into hospitals and gives us a stronger presence.

I think with Wright’s backing, that will further enhance that presence. So as people need to be brought to value committees and have access to contracts, we think the larger footprint will serve us well in that regard. But fundamentally, we don’t see synergies in the sales organization from a cost perspective. We see a synergy in being able to bring Biologics and support some of those ancillary products with the knowledge that already comes over with Wright.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Matt, we’ve talked in the past before about Wright having a comprehensive Biologics portfolio that really is probably somewhat under distributed. I think that might be an opportunity here.

Matt O’Brien - William Blair & Company - Analyst

Got it. Thank you.

Operator

Our next question is from Matt Miksic with Piper Jaffray.

Matt Miksic - Piper Jaffray & Company - Analyst

Hello. Good evening. Thanks for taking our questions.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Hello, Matt.

Matt Miksic - Piper Jaffray & Company - Analyst

One follow up on some of the potential synergy opportunities. I think you mentioned somewhere in the prepared comments growth overseas. And I want to say that that was an opportunity that was before Tornier in sort of bringing more of its foot and ankle products, as they were approved and registered overseas, into those geographies.

So first question is, does this change the pace of that at all? Can you sketch out what that opportunity looks like for you in Europe and elsewhere? And then I have a couple quick follow-ups.

Dave Mowry - Tornier - President & CEO

Matt, at a very high level, I would tell you that what’s really interesting is that if you look geographically and overlay the strengths of the two businesses, they’re extremely complementary. It’s not just about product portfolio. In this case, it’s probably more broadly about geographic representation and strength.

Whereas we have a direct sales force in some geographies, I think Wright has a stronger presence than others. It’s the ability to leverage that presence and those relationships to bring through and pull through a greater portion of the combined portfolio. So we see that as being, obviously, of benefit.

I think the second thing that’s maybe a little bit of an underscore and not totally appreciated is the fact that although the combination of the portfolio is in some cases overlapping, it’s also very complementary in other spots. And I think the ability for us to leverage those strong relationships, to pull through some of that complementary product, is going to be I think a great opportunity for us.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Matt Miksic - Piper Jaffray & Company - Analyst

That’s helpful.

And then on the tax side, you mentioned tax will be a benefit at some point — not initially, down the road. I guess if you could help us understand how and when that would become a benefit to hold the domicile in the Netherlands and benefit from overseas tax.

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Matt, I think we view it as probably pretty far out. Right now, neither company is a US taxpayer; and we both have meaningful NOLs. So from a cash basis, it’s probably pretty far out as far as cash tax savings. Also, we have full valuation allowance at the moment; so that’s not really an effective tax rate benefit.

So we just acknowledged there is a potential long-term benefit there. It really was not a factor in the transaction, and wanted to make sure that everyone understood that they shouldn’t be modeling any near-term benefit because they weren’t there.

The one thing that could be a benefit near term is just the ability to more freely move cash around the world. That can be helpful and be helpful in getting cash to the right places to drive growth where you need to. But really wouldn’t plan on, in the reasonable future, cash tax benefits because of our profile.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Matt, I’d also like to say that this combination here was not driven by tax or domicile. The reason that we wound up where we wound up, quite frankly, is that’s the only way we could get this transaction done. As we say, this is an all-stock deal.

Had it been an all-cash deal, we might have been a different domicile, including maybe US. But there was really no way to do this, given the intricacies of Dutch law, and have an all-stock deal and not be in the Netherlands. So this is what we had to do really to get the deal done.

Matt Miksic - Piper Jaffray & Company - Analyst

Got it.

And then finally, Bob, the comments you mentioned on the sort of factors impacting the current business in Wright Medical — things that you were going to get after and hope to address here in the near term, FX some operation issues that weren’t where you wanted them to be. Can you sort of maybe provide a little more color as to —?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I’ll do it briefly, and then we’re going to talk more about it on our regular call next week.

To be honest with you, I think we came in $4 million to $5 million in the quarter below where we thought we were going to come in. And that was a surprise, particularly at the end of the quarter. Two main issues affected that.

One was some execution issues in the US core foot and ankle business — not the total foot and ankle business, but the core foot and ankle business. And we made some changes in that organization. We’ve done a bunch of things.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

We had a very weak July and a very weak August. We made the changes that we talked about previously. And we had a very, very strong September; and so far in October, it’s off to a very, very strong start. So I think that we are on a great trajectory to end the quarterly year well.

The other piece of the quarter had do with international business, particularly in China, where we did not have great visibility to the underlying distribution inventory that they were holding. As you know, in China you have a distributor; then you have sub distributors; and sometimes under sub distributors, other sub distributors.

So we thought that we were going to be filling orders on some products, particularly biologics, and made a lot of those. And when the orders came in, they were for different products that we didn’t have. So I think that that is a one-time kind of an issue.

I think that what we saw in Q3 was really kind of a blip. The underlying fundamentals are still very, very strong growth in both regions, international and domestic. We were short where we thought we’d be, and that’s on me. I realize that. We probably should have executed things better, and we should have understood the supply-demand issue better; and we’ve corrected that.

Matt Miksic - Piper Jaffray & Company - Analyst

Okay. That’s helpful. Thanks.

Operator

Next we have Jeff Johnson with Baird.

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

Good evening. Most of my questions have been answered at this point.

But, Bob, maybe one question on Augment — just on the labeling side. I want to make sure I understand your comments there that probably talking maybe a six-month process or so to get through some of those issues and any final issues. You think somewhere kind of mid 2015 is where we can be thinking about launch date on Augment?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Yes, I think that’s a very conservative view, quite frankly. I think that the labeling is not going to be very contentious between the FDA. I think that we’ve negotiated lots of elements of that. In their approval letter, the only condition that was put in was the manufacturing inspections. So I think that the labeling is going to be pretty good and where we want it to be.

And just the way that this system works, it takes some time. I wish that we could be in the market in January, but I don’t think we will. So sometime probably in the first half is safe. You have my word that we will do everything in the world to expedite this.

The market is waiting for it. There is a lot of pent-up demand. We had a whole group, 20 or 30 investigators, involved that want this product tomorrow.

So I think we will have an opportunity though in the meantime to get our organization trained. It will be sold through the same foot and ankle sales force, so we don’t have to add any people. We have some biologics experts that will supplement that effort.

But I think that once we get this approval, we’re off and running and run real fast. This is just a terrific outcome. I keep on thinking about where we were a year ago and where we are today. It’s hard to believe that we’ve come so far.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

Understood. I think you’ve mentioned before — but just to confirm — that once labeling is done and launch date is set, you don’t really have any supply constraints. There shouldn’t be anything from a manufacturing standpoint in the —.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

As a matter of fact, I think it was last quarter or it might have been the second quarter, is that we took a risk and bought a complete supply of PDGF because the manufacturer was going out of business. And so we have supply of PDGF that should take us through the next five years or so. So we have all that.

We have our little convoluted supply chain that we’re going to straighten out a little bit. All in all, we’re ready to go.

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

Okay, and last two quick ones. As both companies have some ankle products in the pipeline, some revisions and some primaries, any early thoughts on kind of what shakes out from an ankle pipeline standpoint?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

No, we’re going do whatever customers want us do. One of the things you learn is there are a lot of surgeon preferences that go into these different products.

I’ve been a competitor in the Lower Extremity of Tornier for some time now. I have never ever said anything bad about their products. I fully respect their products. They’re very good. They have a good following, and we’re going to continue that.

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

All right. Last one, just one follow up from earlier in the call. I thought an interesting comment on your international distribution then post deal. Can you give us any numbers — kind of what percentage of Wright versus Tornier standalone sales force right now is direct internationally, and what that number might go to then on a combined basis? Does it go up, I presume?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

I don’t know if we have done that.

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

Qualitatively, I guess the question is, are you much more direct post deal than you are pre deal? Should we think about that, or how should we think about that?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I don’t think that changes much. We are mostly direct in Europe and through distributors in South America and Asia.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

Okay, the Tornier side I am a little less familiar with.

David, are you more distributor international? I’m sorry.

Dave Mowry - Tornier - President & CEO

It’s very similar; although I think we have direct in Canada, Australia, and Japan which may add some opportunities.

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

I think it’s more, Jeff, you look at the footprint. We’re strongly direct in certain areas where Tornier may be direct but doesn’t have a strong presence and vice versa. I don’t know that the math is going to change overnight.

But when you look at both of us wanting to do strong growth going forward, we’re going to be able to leverage the infrastructure of the combined business a lot better than we would just standalone.

Jeff Johnson - Robert W. Baird & Company, Inc. - Analyst

Okay. That’s good clarification. Thanks.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thank you.

Operator

Next is Matt Taylor with Barclays.

Matt Taylor - Barclays Capital - Analyst

Hello. Thanks for taking the question.

So just wanted to ask one follow up on FTC issues. You talked about having a really low percentage of the ankle market. But you do have a high percentage of the total ankle market. Do you think that the FTC will look at that differently? And can you talk about what your total ankle market shares are just roughly?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I don’t think they’ll look at it differently. We think it’s one market. There are a lot of competitors into it, and it’s very dynamic; and so I don’t think so.

In terms of total ankle, I think that I’m not exactly sure because again it’s — what’s going on in total ankle more, Matt, rather than market share differentiation, is market growth. Is that we always felt that the Lower Extremity, particularly the total ankle market, is a very immature market. And it’s just getting up to the point where it’s taking off. So it’s still about less than 10% of the total procedures done are total ankles, where 90% are fusions.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Dave Mowry - Tornier - President & CEO

I would just echo Bob’s comments that we think that the ankle arthritis market is still a significantly large fusion market. And you have more and more of the large strategics that are starting and looking to get into this space. So, I think the way the FTC looks at it I am sure will be the way that they look at it. But we look at that market as one entity with a lot of players that are in it.

Matt Taylor - Barclays Capital - Analyst

Just to clarify on your earlier growth comments, you are talking about mid-teens growth for the combined entity, being able do that with some disruption and with the positive of Augment. Is that correct?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Yes.

Matt Taylor - Barclays Capital - Analyst

Okay. Great. I appreciate that. Thank you.

Operator

Next is Richard Newitter with Leerink.

Richard Newitter - Leerink Partners - Analyst

Hello. Thanks for taking the questions. Congrats on the deal.

And, Bob, congrats on the Augment approval.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thanks, Rich.

Richard Newitter - Leerink Partners - Analyst

Just two quick follow-ups.

It’s been asked a few times, but maybe kind of a different way. You both carry total ankle portfolios. If I’m hearing you correctly, you are saying that there is enough demand for both products; and there are enough nuance differences between the two that you feel like keeping both full-product portfolios on board is the correct strategy going forward?

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Yes. As I said, there is a lot of surgeon preference that goes on. The physicians get used to products, and they are very sticky. I have noticed in orthopedics, as opposed to really some of the businesses I have been in, medical devices is these products are very, very sticky. Doctors get involved with a product, and they stick with it.

So we will try to maximize both portfolios. And if things change where doctors prefer one or the other or a new product comes out, that may change. But in the immediate future, I think we intend to fully maximize both portfolios.

Richard Newitter - Leerink Partners - Analyst

And then going back to another question that was asked on the call about being able to leverage the various call points given that you have dedicated sales forces dealing with different specialists and different orthopedic sub specialties in shoulder, foot, and ankle.

Is there another way to think about it? That you are seeing a shift to the decision making at the institutional level going towards hospital administrator, and in some way they’re looking to work with fewer vendors and this will position you in that context? Is there something kind of beyond the just cross-selling or typical-cross selling?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

There are two things. First of all, I don’t see any leverage between the two different sales forces, Upper and Lower. I think those are separate because, just as you said, there are different call points.

I do think that with our size that we are going to have and having the portfolio of Upper, Lower, and Biologics, is that we may be more effective in contract negotiations than we ever could be separately. And the bigger competitors use this to their advantage. And I think both companies have been successful in still selling into these big institutions.

But I do think that this will give us an advantage that we didn’t have, a potential advantage anyway, in terms of contracting.

Richard Newitter - Leerink Partners - Analyst

Great. And then just one last one.

Bob, your Q4 guidance it looks like is stepping down a touch as well. You said that you’ve identified issues with 3Q; 4Q is off to a solid start. Is that just there is some bleeding into the fourth quarter, or can you just describe that?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

It’s primarily the trajectory. We are off a lower trajectory than we had anticipated. I think that’s the most of it.

Richard Newitter - Leerink Partners - Analyst

Okay. Thanks.

Operator

Next is Glenn Novarro with RBC.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Glenn Novarro - RBC Capital Markets - Analyst

Hello. Good afternoon.

Bob, just to start with you. Just one more question on your fourth-quarter guidance. I think Dave, when he gave his guidance for 4Q, I think I heard him say he is assuming some disruption created by the announcement of this deal. Do you assume any disruption in your business in the fourth quarter by this announcement?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Yes, but it’s hard to quantify. I can’t give you how much. There will be some, what I would call, distraction around this. There have been different sales reps or even distributors that have gone from Wright to Tornier and vice versa.

And I’m not sure how they’re feeling about this, although they should feel fine. But they might feel a little bit threatened, given that they might have recently changed companies. So I think that just history leads me to believe to plan for some distraction that may have some financial impact.

And we have included — and I can’t say what the exact number is because no one knows — but certainly we said this is going to have some effect. We just don’t know how much, and it’s in our guidance.

Glenn Novarro - RBC Capital Markets - Analyst

Just one follow up for both — Bob, for you and for David as we’re looking at our models for each company separately. Obviously, Augment now goes into the right model; but Infinity was going to be a big driver. Can you give us an update on how that launch is?

And then for Dave, as I’m looking into our model back end of next year and into 2016, we had Simplicity being a nice lift in the growth rate. So maybe if each of you could talk about how these products are going to affect the longer-term outlook? Thank you.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

I will talk about Infinity, and Dave can talk about his product.

Infinity is off to a great start. Even in Q3, we had excess of 20% growth in Infinity. The momentum is strong. Usually you get the benefit like a quarter after you launch it.

We just launched it in Q3, and so that was a terrific start. We’ve trained — I forget how many. But the leading indicator of success in these products is how many people you get trained.

So we’ve trained just about all our sales force now and a great deal of surgeons. So we’re looking in Q4 to that actually to ramp up even further; and as we get into next year, to continue going. So that’s a strong product. It has a great trajectory, and we think it’s going to keep on going.

Dave, you want to comment?

Dave Mowry - Tornier - President & CEO

Thanks, Bob.

Hello, Glenn. Thanks for the question.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Simplicity, for those of you who follow Tornier, is the less invasive shoulder platform that we had done an FDA IDE trial on. It’s a 510-K approval product with IDE support. We are wrapping up the enrollment following up on the patients. The two-year follow up concludes here in November, and we’ll be submitting to the FDA our 510-K with clinical results.

Our anticipated completion and approval is about mid year of 2015. And we are preparing right now for the ramp with set builds, as well as training programs et cetera, for the launch of that product. A significant portion of that unfortunately will cannibalize some of our existing total shoulder market.

However, we also believe that Simplicity will recruit in a significant portion of folks that are looking to add younger patients that have the opportunity to have earlier intervention. So we’re really excited about Simplicity. And a lot of energy and focus is going into the preparation for it.

Glenn Novarro - RBC Capital Markets - Analyst

Okay. Thanks and congratulations.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thanks.

Operator

Next is Raj Denhoy with Jefferies.

Raj Denhoy - Jefferies & Company - Analyst

Hello. Good evening.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Hello, Raj.

Raj Denhoy - Jefferies & Company - Analyst

A lot has already been asked, but I just wanted to follow up on revenue growth. From what we heard from other questions, it sounds like a lot of the acceleration, if not most of the acceleration in mid teens, is Augment-based. And so I’m curious if there’s anything you’ve learned through the last year, plus with the FDA, that has changed at all your expectations for that product?

Certainly you’re still putting out the same revenue target. But if it all changed how you think about that product at this point?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

No. I think first of all, I would say that in the short term, I think we will be successful when final labeling is approved to have a broad enough label to do just about everything we thought we would be able to do. So it’s meeting our expectations.

Longer term, I think that we should all think — and this is new, but we have been thinking about this a lot — is this is really a platform technology. And what we plan to do is to star other clinical trials.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

We have an IDE approved for the injectable product for elbows that we will ramp up. We put that on hold while we were in the state of limbo. And also we feel that we should start a clinical trial for Upper in the shoulder — see what use it can be there.

So we think that we’re just at the beginning stages of Augment. It’s a very unique product now with this pending PMA approval. I think it’s really going to serve us well, and the combined Company is going to have a tremendous result from this.

Raj Denhoy - Jefferies & Company - Analyst

To that point, I mean so much has changed in the last year. I only ask this because, again, unless I’m mistaken, so much of the acceleration comes from that product. But a year ago, the FDA didn’t really want anything do with it. And now it sounds like you’re expecting approval in six months and potentially expanding indications and everything. And so maybe you could just describe what’s changed so dramatically at the agency.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

First of all, I think that the core business of both companies is driving most of the growth — and particularly from Wright, total ankle accelerating into very strong in the foreseeable future. That’s driving most of the growth.

And on the Tornier side, they’re very strong and a lot of momentum in their shoulder business. And that’s going to continue for the foreseeable future. So I think both of those things are driving most of the growth.

What happened in the agency with Augment, I think, is you might recall the whole history how we got the non-approval letter a year ago. We were going to go through dispute resolution panel. The agency contacted us and said perhaps an amendment might work.

We worked through that. We had a team of people that were outstanding, both internal and external, to drive that; get them the data that they needed to approve the product. And in some cases, it was a little bit different data that was included in the original PMA. So the FDA had new things to look at, to consider; and all that went well.

It was very hard as we went through the process for me to handicap. And I kept on saying this — I don’t know how this is all going to come out. But what I did notice was a very positive interaction between the agency and the Company.

And that meant that calls were returned promptly, negotiations were done well. It wasn’t any of the gamesmanship that sometimes you get. That made me feel good. I can’t say it was a surprise that we got approved. But I wouldn’t have been surprised if it went the other way either, given the history with Augment. A great result.

Raj Denhoy - Jefferies & Company - Analyst

That’s helpful. Congratulations.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thanks.

Operator

Next is Mike Matson with Needham.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Mike Matson - Needham & Company - Analyst

Hello. Thanks for taking my question. I guess I just want go back to the cost synergies, that $40 million to $45 million. My math indicates it’s about 78% of your combined operating expenses.

I know that’s consistent with some of the deals we have seen in the space among the larger companies. But your operating expenses on both sides are considerably higher as a percentage of sales. So I guess I would have thought you would be able to get some more significant cost synergies — just from the leverage effect of having more revenue over fixed cost and so forth. Can you comment on that?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Sure, Mike. This is Lance.

I guess we’ve looked at it a slightly different way. First thing I think to think about is we have talked about on the call is these businesses are really very complementary — not redundant, not lots of overlap. So that does reduce some the target areas for cost synergies, but is really helpful for revenue which is the most important thing.

The other thing is when you look at the Tornier large joint business, that’s really almost a part of the business that’s not even applicable to view from a synergy opportunity standpoint. So if you look at the $40 million to $45 million, that’s about 15% to 16% of Tornier’s extremity products revenue. We think that’s a very healthy synergy number for these two businesses, given their complementary nature as opposed to something that was highly overlapping. And we think something that we can put a good plan around to go achieve, while still driving high-growth revenue in both businesses.

Mike Matson - Needham & Company - Analyst

Okay. Thanks.

And then just on the total ankle. I know there has already been some commentary, but the 25% number seems pretty low to me, I guess. Because from what I remember, and I might be wrong, but I think your growth rate was considerably higher than that in the year. And now this is the first quarter after Infinity was launched.

I understand it is just getting out there, but I guess I would have hoped that it was at least able sustain the kind of growth we are seeing. So if I’m wrong, let me know. Maybe the growth is lower than I thought in the first half.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

No. It was 50% better than Q3 last year, right?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

No. We grew 50% in Q3 last year.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

That’s right. So the comp was pretty — and I think the comp was pretty tough. And I also think, Mike, that as I said, you get the benefit the quarter after the launch; you don’t get it in the quarter.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

And in the quarter that you launch the product, you’re still doing a lot of training. But I know that I sat through last week a whole bunch of what we call quarterly business reviews with district managers. And they have very strong cases reserved for the rest of Q4.

Mike Matson - Needham & Company - Analyst

All right. Thanks a lot.

Operator

Next is Jason Wittes with Brean.

Jason Wittes - Brean Capital, LLC - Analyst

Hello, thanks for fitting me in. Just a couple follow ups here. and congratulations as well on the deal and the Augment approval.

First off, just to push you a little bit on your comments at the very beginning about this quarter’s performance and the changes you made. You mentioned something refocusing on the core. Could you just kind of explain what you mean by that?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

We have met, or even maybe exceeded, our expectations on total ankle. But on our core foot and ankle products — the plates and screws and all that kind of stuff — that’s what fell short. And it seems like we needed to improve our execution in that area. We made some organizational structural changes in Q3 that we think addresses that.

Jason Wittes - Brean Capital, LLC - Analyst

Does that mean a shift a little bit more towards the plates and screws away from total ankle, or your just —?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

That’s where we fell short. was in the core foot and ankle. Currently, that’s a larger business than total ankle.

Jason Wittes - Brean Capital, LLC - Analyst

Right. So I guess I’m asking, does that mean you felt maybe you expended too many resources on total ankle and maybe you need to pull back a little bit and refocus?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

No. I see what you’re saying. That’s why the refocus. No, it’s not that. It’s that the commercial organization — and again, I am in charge of this organization. I take responsibility.

We did not execute particularly in the first parts of Q3 in booking the number of cases that we needed to book to show the growth that we needed to show. And we fell short.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Jason Wittes - Brean Capital, LLC - Analyst

I understand. And then just a couple of questions on Augment. One, in terms of the label I know there is discussion to be had. But it sounds like it’s basically going to be for all fusions, and there is really no black box warning or anything like that to be worried about. Is that —?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

There is no black box warning. It’s for hind foot fusions.

Dave Mowry - Tornier - President & CEO

Ankle and hind foot.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Ankle and hind foot fusions, yes.

Jason Wittes - Brean Capital, LLC - Analyst

Okay. And then you mentioned cost effectiveness in the slides. Does that — could you kind of just give a little more detail on that? I assume there is some kind of price involved where you feel it’s cost-effective verses harvesting. What can you say about the cost effectiveness and about ASP that you’re looking to get in the market place?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes, Jason. We have done some work on this (inaudible) even pre Wright acquisition had done work on this to try and compare — really, auto graft is not a no-cost procedure. There are things that go along with that, and particularly if you start bringing in the cost of complications from the second site.

And so when you do that, you can kind of prove on overall economic basis that these things are similar. Whereas Augment offers, obviously, large patient benefits. And that’s where the cost effectiveness comes in.

And we’ve talked about pricing. We think we can price it at a premium to a lot of the other things that are in the market today but still at a discount to infuse, which is you know pretty highly priced and is still used on foot and ankle for certain particular specific situations.

Jason Wittes - Brean Capital, LLC - Analyst

Okay. Did you ever put out a rough ASP for that?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

No.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Jason Wittes - Brean Capital, LLC - Analyst

Okay. Great. Thanks and congratulations again.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thanks.

Operator

Next is Mark Landy with Summer Street Research.

Mark Landy - Summer Street Research Partners - Analyst

Good evening. Congratulations to everybody and thanks for squeezing me in.

Lance, a quick one for you. If I’m not mistaken, you wrote down the Biomedics acquisition. At some point will you have to write it up again, or how will that be handled?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

That’s a broad statement, so I’d be careful with generalities. But in general, once you write things down, you don’t write them back up. So the intangibles and things like that, those are written off for Augment. And we actually wrote off quite a bit of inventory also. So that will be helpful once the product is approved, as far as profitability is concerned.

Mark Landy - Summer Street Research Partners - Analyst

Yes, that’s where I was going; so you kind of get to pass on that.

And then, obviously, cash distribution to the CVR holders when you get approval — so around six months or kind of the early part of next year? Is that correct?

Lance Berry - Wright Medical Group, Inc. - SVP & CFO

Yes, Bob said first half is what we ought to be looking at — first half 2015.

Mark Landy - Summer Street Research Partners - Analyst

Sure.

Bob, I think that you had kind of stopped everything. You mentioned some of the restarting of the clinical trials. There was work that was already done with protocols in place. There was work completed on the injectable on tendinosis.

Are you still going to look at those protocols, review them, make sure they meet Wright medical standards? Or do you just start those up again? How do you progress with those?

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Right now, as I said, this is new. We put a hold to everything, obviously, while this thing was in flux with FDA. And I think we’ll take a look at everything. Our main focus though, I have to tell you, is to get the current product that is approved, and will be approved, on the market as quickly as we can. And then we’ll start looking at this as to how we can expand this. I do know that we do have an IDE that was active that we stopped enrolling patients on after we got the not approval letter last September. That could probably be the first candidate to get started.

Mark Landy - Summer Street Research Partners - Analyst

And then just, Bob, I guess Dave was asked on his viewpoint of large joints. I don’t know if you had an opportunity to respond. It’s 9% of the combined business. Obviously, you got rid of the last business you had there. How do you view the large joints?

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

This is — I agree with Dave. This is very different than the business that we sold off. This is a business that is primarily in Europe and is contained. It does produce cash flow and EBITDA.

So I don’t have a psychological aversion to large joints, if that’s what you’re getting at. But I do think that, as Dave said, this is something that will be constantly under review — like everything else — in terms of what’s a strategic fit long term and judgments will be made. But there is nothing immediately that we’re going go out and do that’s any different than what’s currently happening.

Mark Landy - Summer Street Research Partners - Analyst

Okay. Thanks and congratulations to all again.

Dave Mowry - Tornier - President & CEO

Thanks, Mark.

Operator

We have no further questions. So I’ll pass it over to you, Bob, for any closing comments.

Bob Palmisano - Wright Medical Group, Inc. - President & CEO

Thank you, Operator.

We want to reiterate our excitement for this transaction, which represents an exciting transformation and next chapter for both companies. We believe there is a bright future ahead for the new combined Wright. Dave and I wish to thank the collective teams at Tornier and Wright for working so closely together to get us to where we are today.

Obviously, a lot of work lies ahead of us. But we are extremely excited about the opportunity to bring our two companies together to create the premier high-growth extremities Biologics company. And so on behalf of the management teams at Tornier and Wright, I want to thank you for joining us today. We appreciate your interest and continued support.

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OCTOBER 27, 2014 / 9:30PM, WMGI - Wright Medical Group Inc and Tornier N.V. Merger Call

Operator

Great. Thanks for your time and your participation. Have a great rest of the day.

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Note on Non-GAAP Financial Measures

Wright Medical Group, Inc. (“Wright”) and Tornier N.V. (“Tornier”) use non-GAAP financial measures, including EBITDA, as adjusted. Their respective management teams believe that the presentation of these measures provides useful information to investors and that these measures may assist investors in evaluating their respective company’s operations, period over period. EBITDA is calculated by adding back to net income charges for interest, income taxes and depreciation and amortization expenses. While it is not possible to reconcile the adjusted EBITDA forecast in this communication to the nearest metric under U.S. generally accepted accounting principles (GAAP) of the combined business without unreasonable effort, the adjusted EBITDA forecast excludes non-cash stock based compensation expense and non-operating income and expense, as well as the expected impact of such items as transaction and transition costs, impacts from the sale of Wright’s OrthoRecon business and costs associated with distributor conversions and non-competes, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on the combined company’s reported results of operations for a period. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, the approvable status and anticipated final PMA approval of Wright’s Augment® Bone Graft product, and the positive effects such final approval is anticipated to have on the combined business. Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; failure or delay in ultimately obtaining FDA approval of Wright’s Augment® Bone Graft for commercial sale in the United States, and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, file with the SEC on February 21, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.